WOODSIDE

20 May 2004

04035169

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

RECEIVED JUN 01 2004

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Otway Gas Project approved, lodged with the Australian Stock Exchange on 20 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dw 7/6

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 20 MAY 2004
7:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ANNALISA GRUBISA
W: + 61 8 9348 4922
M: + 61 438 950 423
E: annalisa.grubisa@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

OTWAY GAS PROJECT APPROVED

Joint venturers in the Woodside-operated Otway Gas Project have approved development of the A$1.1 billion Thylacine and Geographe gas fields off Victoria in southern Australia.

The project involves initial expenditure of A$810 million on the Thylacine gas field in Tasmanian permit T/30P, about 70km south of Port Campbell. Construction, which is expected to begin in October 2004, will involve a remotely operated platform, offshore and onshore pipelines, and a new gas plant to be built near the Iona gas plant, 6km north of Port Campbell.

The Geographe field, 55km south of Port Campbell in Victorian permit Vic/P43, will be connected to the main offshore pipeline in a later development phase.

Over the Project's life, the Thylacine and Geographe gas fields are expected to supply 950 billion cubic feet of raw gas, 885 petajoules of sales gas, 12.2 million barrels of condensate and 1.7 million tonnes of LPG at the Probable (including Proved) level.

Woodside's Gas and Commercial Business Unit Director, David Maxwell, said the project demonstrated Woodside's commitment to establishing a significant gas business in eastern Australia.

"The Otway Gas Project will initially produce about 60 petajoules of sales gas a year, which is equivalent to about 10% of south-eastern Australia's current annual gas demand," Mr Maxwell said.

"With production scheduled to begin in mid-2006, the Otway Gas Project will make a significant contribution to Woodside's overall production."

State and Commonwealth Government environmental approvals have been obtained and the joint venturers have received notices of intention to grant production licences over the fields.

Technip Oceania Pty Ltd has been awarded two major contracts. These are for the engineering, procurement, installation and construction of the onshore gas processing plant and onshore pipeline, and the offshore platform facilities. The offshore pipelay and subsea tie-in contract has been awarded to Allseas Construction Contractors S.A. The horizontal directional drilling shore-crossing contract has been awarded to DrillTec Australia Pty Ltd. The remaining major contract in the process of being awarded is for the drilling of production wells. Other materials and service contracts will also be awarded during the construction phase.

Woodside signed a gas sales agreement with TXU on 14 April 2004 for Woodside's share of sales gas production, around 30 petajoules a year for more than 10 years. Condensate from the project is expected to be sold to an Australian refinery, while liquefied petroleum gas is expected to be sold to distributors operating in Victoria.

Woodside holds a 51.55% interest in the project. The other joint venturers are Origin Energy Resources Limited (29.75%), Benaris International N.V. (12.7%) and CalEnergy Gas (Australia) Limited (6.0%).

Location Map


MELBOURNE
Victoria
Geelong
Portland
VIC/P 37 (V)
Port Campbell
Proposed
Cape Otway
VIC/P 43
Geographe
Thylacine
T/30P
T/34P
Bass
Strait
0
60
Kilometres
Permit
Woodside Interest
VIC/P 37 (V)
VIC/P 43
T/30P
T/34P
62.5%
51.55%
51.55%
51.55%
WOODSIDE

Final Design Concept


Gas Plant & Onshore Pipeline
HDD shore crossing
65 km
Geographe Field
• Subsea production manifold
• Water depth - 85m
• 55 km offshore
Gas Pipeline
Geographe control umbilical
15 km
Thylacine Field
• Remotely operated platform
• Water depth
• 70 km
Tieback